PROJECT ROMANIA INC.

2490 W. 2nd Ave., Suite 404

Vancouver, BC Canada V6K 1J6

(604) 736-5777 (o)

(604) 736-5191 (f)

mstunden@shaw.ca

May 6, 2005

BY COURIER

Tamara Brightwell

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 0510

Washington, D.C. 20549

Dear Ms. Brightwell:

Subject:

Project Romania Inc.

Form SB-2 filed March 22, 2005

File No. 333-123479

This letter is in response to your comment letter dated April 18, 2004, regarding the registration statement on Form SB-2 filed by Project Romania Inc., and accompanies Amendment No. 1 to the filing.  We have reproduced below the comments in your letter and then direct your attention to how your comment was addressed and/or provide supplemental information.

We enclose four redlined copies of the amendment and four clean copies of the amendment.

General

1.

Please revise your disclosures to clarify your relationship with both Galaxy Telnet and Galaxy Telecom. Disclose any contractual arrangements, related parties, affiliations, informal agreements, etc.

Response: Disclosure revised as requested. Please see “Description of Business, Principal Products and Services.”

2.

Please review your document and provide the necessary support for any comparative or factual assertions. Further, slate the basis for comparative or factual assertions in the prospectus and provide independent support supplemenetally. For example:

•

Potentially dramatic savings to be enjoyed by the Romanian telecommunications marketplace in using our VoIP solutions, page 7

•

We are significantly less expensive than the next lowest cost offering, page 27

•

Management feels our enhanced services... are comparable to and often superior to services provided by local and national Romanian telecos, page 27

•

Our management feels Galaxy Telecom’s digital network is more cost effective than the public switched telephone network, page 27

•

Most IT departments do not possess extensive VoIP technology expertise, page 35

•

The more services a busy customer can get from one company, the more appealing that company will be to the customer page 37

Response: Prospectus amended in response to comments, as requested.

Prospectus Cover Page

3.

It appears that from your disclosure the selling shareholders will sell their common stock for $0.04 per shares until such time the shares may be listed on the OTCBB. If this is the case, please include the following language on the cover page of the prospectus and revise the sections “Offering Price and Alternative Plan of Distribution” on page 5 and “Plan of Distribution” page 6 accordingly.

The selling shareholders will sell at a price of $0.04 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Otherwise, revise the plan of distribution to be consistent with the disclosure on the prospectus cover page that the shares sold by the selling shareholders will have a set of price of $0.04 per share.

Response: The selling shareholders will be selling their common stock for $0.04 per share until such time as the shares may be listed on the OTCBB. The recommended language has been added to the cover page of the prospectus and the sections “Offering Price and Alternative Plan of Distribution” and “Plan of Distribution” have been revised accordingly.

4.

Please prominently display the cross-reference to the risk factors as required by Regulation S-B Item 501(a)(5).

Response: Cross-reference prominently displayed as requested.

5.

Please clarify that this prospectus relates to the resale of shares by the selling shareholders.

Response: We have provided the clarification by revising the header on the prospectus cover page (page 3) from “5,315,000 Shares of Common Stock of Selling Shareholders” to “The Resale of 5,315,000 Shares of Common Stock.”

Forward-looking Statements, page 5

6.

Please move this language to after your risk factors section.

Response: Language moved as requested.

Offering Price and Alternative Plan of Distribution, page 6

7.

We note your disclosure here and in your Plan of Distribution section that you intend to apply to have your shares traded on the OTCBB. We understand that the OTCBB is a quotation medium for subscribing NASD members and is not an issuer listing service. Further, only market makers can apply to quote securities on the OTCBB. Please revise your disclosure to state, if true, that you intend to contact an authorized OTCBB market maker for sponsorship of your securities on the OTCBB.

Response: Disclosure revised as requested.

Securities Issued and to be Issued, page 5

8.

We note the statement that you “expect that all of the common stock to be sold under this prospectus will be sold by existing stockholders.” Please explain what you mean by that statement. In addition, please note that only the shares registered for resale in this registration statement may be sold using this prospectus. To the extent that any successors or transferees wish to sell their shares using this prospectus, a prospectus supplement should be filed pursuant to Rule 424.

Response: We have deleted the statement that we “expect that all of the common stock to be sold under this prospectus will be sold by existing stockholders,” as not adding anything to the prospectus and we advise supplementally that if there are any successors or transferees who wish to sell their shares using the prospectus, we will file a prospectus supplement under Rule 424.

Summary of Our Business, page 6

9.

We note your disclosure that your “first venture” in the Romanian marketplace is the VoIP protocol. Please revise to describe your other ventures or planned ventures.

Response: We have deleted the disclosure that the VoIP project is our “first venture” and advise supplementally that the VoIP business of Galaxy Telnet is our core business and that we have no plans to enter into any additional businesses in the near term, through acquisition or otherwise.

10.

Please revise this section to state, if true, that PRI is a holding company without any assets other than the shares it owns in Galaxy Telnet and that Galaxy Telnet is an operating subsidiary of PRI. Describe how PRI obtained Galaxy Telnet.

Response: Section revised as requested.

11.

Briefly note that you are a development: stage company.

Response: We have noted that we are considered to be a development stage company from an accounting standpoint, by adding language in the first paragraph under “Summary Financial Information.”

12.

Briefly describe your financial condition as a going concern.

Response: We have disclosed that our auditors have issued a statement in their report on our financial statements that there exists substantial doubt about our ability to continue as a going concern, by adding language in the first paragraph under “Summary Financial Information.”

Risk Factors, page 7

13.

Throughout this section you state that you “cannot assure” or “there can be no assurance [of] various facts. The real risk, however is not your inability to assure the reader. Please revise so that: the risk is clear.

Response: Risk factors revised as requested.

14.

To the extent possible, avoid generic conclusions that the risk would have a material adverse effect on your business. Please revise your risk factors to specifically state the risk involved.

Response: Risk factors revised as requested.

15.

Include a risk factor discussing your lack of tangible assets and your dependence upon your operating subsidiary for revenues.

Response: Risk factor included as requested.

16.

Include a risk factor that discusses your common stock’s status as a penny stock and the material risks associated with penny stocks, including price fluctuations, additional disclosure requirements, and the lack of a liquid market for such stocks.

Response: Risk factor included as requested.

Selling Security Holders, page 13

17.

We note the statement that “[t]he registration of the Secondary Shares does not necessarily mean, however, that any of these shares will be offered or sold by the. Selling Stockholders.” Please revise to state, if true, that this prospectus is being used to register the resale of the shares by the selling securityholders.

Response: Statement revised as requested.

18.

To the extent that successors to named selling securityholders wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successor selling securityholder. Please also revise your disclosures in this section, as well as in the “Plan of Distribution” section, to state that a prospectus supplement will be fled in these circumstances.

Response: Advice duly noted. Also, disclosures in “Selling Security Holders” and “Plan of Distribution” sections have been revised to state that a prospectus supplement will be filed if a Selling Stockholder transfers shares registered in this registration and the transferee wishes to be included in this offering.

19.

Have you filed a Form D with respect to your sale under Rule 504 of Regulation D? Please advise.

Response: Yes.

20.

Please add a line at the end of your table that totals the information in each column.

Response: Line added as requested.

Directors, Executive Officers, Promoters and Control Persons, page 19

21.

Please provide Mr. Stunden’s business experience for the past five years. Refer to Item 401 of Regulation S-B.

Response: Information provided as requested.

Security Ownership of Certain Beneficial Owners and Management, page 22

22.

Please revise the total number of shares beneficially owned or the number of shares disclosed in your table. These numbers do not: reconcile.

Response: Numbers reconciled as requested.

Description of Securities, page 22

23.

Please revise to describe what “ratably” means in the second paragraph.

Response: The word “ratably” deleted and plain language equivalent added.

Description of the Business, page 23

24.

We note the statement on page 24 that Mr. Luca was the shareholder of Galaxy Telnet before PRI entered into the stock exchange agreement with Galaxy Telnet. Revise to state, if true, that Mr. Luca was President, a director, and beneficial owner of PRI at the time it entered into the agreement with Galaxy Telnet. Disclose the amount of stock exchanged in the transaction.

Response: Statement revised to state that Mr. Luca was president and sole director of PRI at the time of the closing of the share exchange transaction. We advise supplementally that Mr. Luca was not a beneficial owner of PRI at the time of the closing of the share exchange transaction, as PRI had yet to issue any shares. The first shares issued by PRI were the shares issued to Mr. Luca in consideration of Mr. Luca’s transfer to PRI of his shares in the capital of Galaxy Telnet. The amount of stock exchanged in the transaction (6,000,000 shares of common stock) has been disclosed.

25.

Revise the disclosures to clearly state that PRI is a holding company that derives its revenues from the operations of Galaxy Telnet.

Response: Disclosures revised as requested. Please see second risk factor under Risks Related to the Business and Operations of the Company.

26.

We note that your management believes that PRI’s VoIP services can provide significant cost savings without significant start up costs. Please give investors a sense of these savings by providing quantification here and throughout your revised document.

Response: Quantifications provided in the form of cost comparisons between international long distance rates of Romtelecom and Galaxy Telnet.

27.

We also note your disclosure on the next page that “the per minute price for calls within Romania is comparable to the prices offered by other telecommunications services providers, both landline and wireless.” We also note your disclosure on page 30 that “[p]rices for long distance voice calls in Romania have begun to decline since January 1, 2003.” Please reconcile these disclosures with your statements about significant cost savings.

Response: Prospectus amended to clarify that our long distance rates within Romania are more expensive than fixed line rates offered by competitors.

28.

Please disclose whether the company has a supply agreement or purchase agreement with Galaxy Telecom. If the company does have such an agreement, discuss the principal terms of the agreement.

Response: Galaxy Telnet has a supply agreement with Galaxy Telecom. The principal terms of the agreement are set out under Principal Products and Services.

29.

Please revise where your state that “the subscriber effectively gets a second phone line for free, subject to the monthly service fee.’’ We also note your disclosures on page 31 regarding your revenue model. These fees seem to indicate that the second phone line is not free.

Response: It was an error to disclose that “the subscriber … gets a second phone line for free…” We advise supplementally that the offending language has been deleted.

30.

We note the statement that you offer a “value bundle of services.” Please discuss fully the services offered.

Response: We have itemized the services included in the “value bundle of services.” We advise supplementally, however, that we have not discussed each service, as we feel most readers of the prospectus will be familiar with the features associated with the itemized “value-added” telephone services (e.g. voice mail, three-way calling, call waiting, last number redial, etc.).

Technical Support/Customer Service, page 28

31.

Please explain what you mean by Tier 1 and Tier 2 support.

Response: Tier 1 support typically refers to front-line customer support and Tier 2 support typically refers to support provided by the supplier to the reseller respecting problems that cannot be managed by a front-line customer support representative. We advise supplementally, however, that we have revised the customer support language in the Technical Support/Customer Service section by deleting references to Tier 1 and Tier 2 support, in lieu of a plain language substitute.

Domain Names, page 30

32.

We note the fact that the company either owns or licensed the use of several domain names, however, it does not appear that any of these websites are functional. Please revise to state that these websites are not currently functional and when you anticipate information being available on these websites.

Response: Disclosure revised as requested.

Management Information and Billing Systems, page 37

33.

Please explain the “various management information, network and customer billing systems” that you “operate” to support the functions of network and traffic management, customer service and customer billing.

Response: The following wording has been deleted:

“We operate various management information, network and customer billings systems to support the functions of network and traffic management, customer service and customer billing.”

Related wording in the same paragraph has also been deleted, as seen in the redlined version of the prospectus.

The deleted language has been replaced with the more factually correct statement as follows:

“For our billing requirements, we use an electronic billing system developed by us that generates and delivers e-bills in the Romanian language. We have also developed our own website with a backend client interface.”

We advise supplementally that we link our customer interface and billing database with that of Galaxy Telcom, but that we have chosen not to disclose this information in the prospectus, as we do not feel it is material to the discussion of our management information and billing systems.

Existing Regulations, page 32

34.

We note that you refer to Galaxy Telnet as a reseller. On page 30, however, you refer to a direct sales force. Please explain how your direct sales force does not need a license under these regulations.

Response: Under the Emergency Government Ordinance 79/2002 (the “Ordinance”), direct suppliers of networks and electronic communications (e.g. wireless and wire line carriers) are required to be licensed. Resellers like Galaxy Telnet are simply required to notify the National Agency for Communications Regulation (“ANRC”) in writing seven days before commencing their activities. We have provided the prescribed notice. We are not aware of any requirement under the Ordinance for the licensing with the ANRC or any other regulatory body of the sales agents employed by us to sell the products and services offered by us.

The Market for our Product and Services, page 33

35.

You provide estimated wait times for phone lines for 2001. Please update this information and state the basis for these statements in your document.

Response: Information updated and basis for statements clarified as requested.

36.

We note your disclosure that your long distance calls are cheaper at certain times of the day than Romtelecom’ s fixed line rates. Please revise to quantify this difference in price so that a reader may better understand your disclosure.

Response: Disclosure deleted.

Strategic Opportunities, page 36

37.

Revise to give the readers an example of the “relatively small capital investment’’ that you refer to here by providing quantification.

Response: “Relatively small capital investment” qualified by setting out the actual unit cost to our customers.

Management’s Discussion and Analysis, page 38

38.

On page 39, we note that the cost of goods sold is comprised of the cost of iboxes and service contracts sold. Please discuss the terms of the service contracts sold and whether you pay a portion of the contract to Galaxy Telecom for the use of the network. For example, state whether you pay a set fee to Galaxy Telecom for use of its network or whether it receives a percentage of each service contract.

Response: “Cost of Goods Sold” section revised to disclose that the “wholesale cost of … service contracts” is comprised of a fixed price per customer per month.

39.

In the third paragraph on page 40, we note the statement that you will “becom[e] a reporting company under the Securities Act, however, the Exchange Act of 1934 contains the reporting requirements. Please revise.

Response: Paragraph revised as requested.

40.

You have referred (Pages 9 & 12) to your “intellectual property, technologies, and products. We further note (Page 25) the statement that your VoIP solutions portfolio is currently limited to the IP product and software technologies of Galaxy Telecom of Vancouver, British, Columbia. Revise this information to clarify and explain the “intellectual property, technologies, and products” actually owned by the company, if any. We note (Page 38) you have expensed all development costs related to your establishment and (Page 31) you have not spent any money on research & development activities since inception and have not budgeted for such expenditures in the near term.

Response: Risk factor on page 9 deleted as it intimates to the reader that any intellectual property owned by the company is sufficiently valuable to warrant a separate risk factor respecting the property. We advise supplementally that the only intellectual property that could arguably be said to be owned by the Company is the management information and billing system software developed by the Company under an outsourcing contract. We are a value added reseller deploying VoIP services. Our core business is in no way related to the ownership and operation of proprietary technology.

The second risk factor on page 12 deleted to make it clear to the reader that the technology being referred to in the risk factor is technology owned and supplied by others.

Results of Operations for the three-month periods ended November 30, 2004 and November 30, 2004, page 40

41.

Please revise this section to include an analysis of the changes in each category described. See item 303 Regulation S-B and MD&A Interpretive Release No. 33-8350.

Response: Section revised.

Liquidity and Capital Resources, page 41

42.

Please describe the terms of the bank line of credit and shareholder loans in reasonable detail, including a discussion of the interest rate, date due, and amount outstanding.

Response: Terms described, as requested.

Material Events and Uncertainties, page 41

43.

We note your reference to the company’s “strategic business plan” and the requirement to “raise additional capital or obtain debt financing.’’ Revise to explain the details of the business plan as well as any efforts taken to raise additional capital or obtain debt financing.” Include in that information a description of your viable plan to continue in operation for the next twelve months. Refer to Section 607.02 of the Financial Reporting Codification.

Response: Financing provisions clarified. We advise supplementally that Michael Stunden has committed himself in writing to fund the operations on the Company for at least 12 more months. A copy of his commitment appears as Exhibit 10.3.

Description of Property, page 43

44.

Please revise to include your office in Bucharest that you disclose on Page 4.

Response: We have just moved to a new office in Bucharest. We have revised the Description of Property section on page 43 by disclosing the address of our new office. We advise supplementally that we have deleted reference to the office address on Page 24 so that the address is disclosed once only under the heading that seems most appropriate to this disclosure.

Market for Common Equity and Related Shareholder Matters, page 42

45.

We note your disclosure regarding the penny stock rules and that your stockholders may have difficulty selling their common stock if the common stock becomes subject to the penny stock rules. It appears that your common stock is a penny stock. Therefore, please revise to delete the phrase “if the common stock becomes subject to the penny stock rules.’’

Response: Phrase “if the common stock becomes subject to the penny stock rules” deleted as requested.

Report of Independent Public Accounting Firm, page F-2

46.

We note that the auditors’ report states that the audited financial statements were audited from August 15, 2003, which was the inception date of the company. It appears that this differs from the disclosure in the section “Summary of Our Business” on page 6 which states the company was formed in June 2003. Please advise.

Response: PRI was incorporated on June 12, 2003 and Galaxy Telnet was incorporated on August 15, 2003. One might assume that the June 12, 2003 inception date of the parent company would be the commencement date for financial statement purposes. However, our auditors determined that the characteristics of the purchase of Galaxy Telnet by PRI were such that, for accounting purposes, the transaction should be accounted for as a reverse takeover. Following from this, we advise supplementally that Galaxy Telnet has been designated as the acquiring company for financial statement purposes and that the commencement date for the consolidated company and its financial statements is August 15, 2003, the inception date of Galaxy Telnet.

Financial Statements

Revenue Recognition, page F-9

47.

Under EITF 00-21, revenues from contracts with multiple element arrangements are recognized as each element is earned. You have identified your revenue sources of: a one-time activation fee; a monthly service fee for the use of the VoIP service; long-distance per minute service charges; and service call fees. Please revise your disclosure to address your revenue recognition policy for all sources of revenues. Refer also to SAB 101.

Response: The revenue model disclosed on pages 6 and 30 was incorrect. From inception through the end of fiscal 2004, we earned revenues through the sale of VoIP packages which included the plug and play device and connectivity to a managed worldwide IP network for a one-year term. We have revised the revenue model language on pages 6 and 30 accordingly. As there were no revenues from multiple element arrangements for the reporting periods covered by the financial statements, we have not revised the disclosure under Revenue Recognition, page F-9. We advise supplementally, however, that we will address our revenue recognition policy for all sources of revenues in future filings of financial statements if, as we expect, we earn revenues from multiple sources going forward.

48.

In your revision, identify and quantify by each of the four categories noted, the amount of revenues reported in each category for all periods reported.

Response: As we earned revenue from one category only for the reporting periods covered by the financial statements, we have not revised the revenue recognition language on page F-9 of the financial statements.

49.

If Romania is no longer a highly inflationary economy, your “translation” into US funds is unclear. Your policy description appears to be the guidance provided for one of the following:

- Remeasuring the books and records into a different functional currency (para. 10 of SFSA 52); or

- remeasuring the financial statements of a foreign entity in a highly inflationary economy as if the functional currency were the US dollar (para. 11 of SFAS 52).

Appendix B of SFAS 52 provides guidance on the remeasurement process. However, if Romania is no longer a highly inflationary economy and the functional currency is the Romanian leu, no remeasurement is necessary and the translation would be made at the current rate of exchange for all balance sheet accounts, in accordance with paragraph 12 of SFAS. Please advise us and revise as appropriate.

Response: We believe that we have followed the method of translation in accordance with Paragraph 12 of SFAS 52. Accordingly, we have remeasured the monetary assets and liabilities following the guidelines of Appendix B to SFAS 52, more particularly paragraphs 47 and 48. All assets and liabilities were remeasured at the current rate, except for property, plant and equipment, which was measured according to the historical exchange rates. Also the common stock was measured according to historical exchange rates. Average exchange rates were used for operating items.

Available Information, page 46

50.

Please delete the language “statements we have made in this prospectus are qualified in their entirety by reference to these additional materials.” Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See Rule 411(a) or Regulation C.

Response: Offending language deleted.

Exhibits, page 48

51.

Please file Exhibit 21.1 with your next amendment.

Exhibit filed as requested.

Yours truly,

“R. Michael Stunden”

R. Michael Stunden

c.c. Gary Henrie